[Cover letter of SCARINCI HOLLENBECK]

[Scarinci & Hollenbeck, LLC
99 Park Avenue, 16th Floor
New York, New York 10016
Phone:  212-286-0747
Fax: 212-808-4155
www.scarincihollenbeck.com]

DAN BRECHER, Counsel dbrecher@scarincihollenbeck.com

February 17, 2012

VIA ELECTRONIC TRANSMISSION
Attn.: Peggy Kim, Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Media Sciences International, Inc.
Schedule 13E-3 filed December 20, 2011
File No. 5-54247
Amendment No. 1 to Schedule 14A filed December 20, 2011
File No. 1-16053

Dear Ms. Kim:

This letter responds to the comments of the Staff of the Commission contained in its letter dated December 28, 2011 in connection with the above-referenced matter. In connection with this letter, the Company is filing Amendment No. 1 to Schedule 13E-3 and Amendment No. 2 to Schedule 14A.

The following paragraphs of this letter are numbered to correspond to the numbers assigned to the comments in the Staff’s December 28, 2011 letter.  In connection with this letter, we are supplementally providing, via email, marked and clean PDF copies of the submission materials.  The page number referenced in the responses below refer to the page numbers in the clean version.

Schedule 13E-3

1.
The proxy statement has been revised so that the information under each of the applicable Schedule 13E-3 items appears in the proxy statement, and the Schedule 13E-3 has been revised so that such information appearing in the proxy statement is incorporated by referenced in the Schedule 13E-3.

Schedule 14A

2.	The proxy statement has been revised to provide for a fixed cash price for fractional shares.

February 17, 2012

3.	The Company does not believe that Item 14(b)(8) through (11) is required as those rules refer to Item 301 of Regulation S-K, which is not required for smaller reporting companies.

The Company has revised the Schedule 14A to include, under the heading “Pro Form Financial Information”, appearing on pages 42 and 43, a pro forma balance sheet after liquidation and related notes, as of December 31, 2011, which the Company believes is in accordance with Item 14(b)(11) and Rule 11-01(a)(8).  Please note that the Company has substituted its Form 10-Q for the period ended September 30, 2011 with its Form 10-Q for the period ended December 31, 2011, which is included in Appendix C of the proxy statement.

4.	The proxy card has been revised to indicate that it is a preliminary copy.

5.
A new question and answer has been included in the proxy statement on page 16 addressing that the approval of any proposal is not contingent upon the approval of another proposal.  A statement to similar effect has been added to the proxy card, a copy of which is annexed at the end of the Schedule 14A.

Summary Term Sheet, page 3

6.
A new paragraph (Benefits and Detriments), appearing on pages 8 and 9 of the proxy statement, has been included to address certain benefits and detriments to stockholders that would result from the stock split and subsequent deregistration.  It includes discussion of loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal stockholders of public companies.

Special Factors, page 5

Background, Purposes and Reasons, page 5

7.
On pages 5 through 7 of the proxy statement, the proxy statement has been revised to include additional information regarding events that took place in connection with the stock split and dissolution proposals, including the participants in the meetings or discussions.

8.	On page 9 of the proxy statement, the proxy statement has been revised to describe the reasons for undertaking the stock split and dissolution at this particular time.

 SCARINCI HOLLENBECK

February 17, 2012

Effects of the Stock Split, page 7

9.
On page 10 of the proxy statement, the proxy statement has been revised to further describe the effects of the stock split on, and the benefits and detriments to, the company, affiliated stockholders and nonaffiliated stockholders.

10.	On page 11 of the proxy statement, the proxy statement has been revised to include a statement about the inability to take advantage of any net operating loss carry forwards.

11.
On page 11 of the proxy statement, the proxy statement has been revised to describe the company’s plan in the event the stock split is not completed.  On page 11 of the proxy statement is a statement setting forth the company’s obligation to file a final amendment to Schedule 13E-3 reporting promptly the results of the Rule13e-3 transaction.

Factors Considered to Determine Fairness, page 8

12.	On page 12 of the proxy statement, the proxy statement has been revised to provide additional information about the factors considered to determine fairness.

Proposal No. 2; Election of Directors, page 14

13.	On page 18 of the proxy statement, a statement, that each nominee has consented to being named in the proxy statement and each has agreed to serve as a director if elected, has been set forth.

Executive Compensation, page 21

14.	On page 27 of the proxy statement, information relating to Item 1011(b) of Regulation M-A and Item 402(t) of Regulation S-K has been set forth.

Price Range of Common Stock and Dividends, page 27

15.
On page 32 of the proxy statement, the common stock price information has been updated.  The Company intends to further update such information prior to the time of the submission of the definitive proxy statement.

The Company intends to update certain other information in the proxy materials, such as meeting date and related information, as may be the case, prior to the time of the submission of the definitive proxy statement.

 SCARINCI HOLLENBECK

February 17, 2012

Thank you very much for your attention to this matter.

Very truly yours,

SCARINCI & HOLLENBECK, LLC

/s/ Dan Brecher

DAN BRECHER, Counsel
For the Firm

Enclosures
cc:  Denise Hawkins, President

 SCARINCI HOLLENBECK